Exhibit 99.1

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS FOR

THE SPECIAL MEETING OF SHAREHOLDERS

HELD ON JUNE 22, 2021 AND

ADJOURNED TO JULY 19, 2021

AND FURTHER ADJOURNED TO JULY 26, 2021

These definitive additional materials (the “Second Supplement”) amend and supplement the definitive proxy statement/prospectus on Form 424B3 filed by MDC Partners Inc. (“MDC” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Proxy Statement/Prospectus”), initially mailed to stockholders on or about May 17, 2021, as supplemented by the Supplement to the Proxy Statement/Prospectus filed by MDC with the SEC on July 12, 2021 (the “Supplement”), for the special meeting of shareholders of MDC held virtually via the Internet on June 22, 2021 and adjourned, without conducting any other business, until July 19, 2021, at 11:00 a.m. Eastern Time, and further adjourned until July 26, 2021 at 11:00 a.m. Eastern Time (the “MDC Special Meeting”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement/Prospectus.

As previously described in the Proxy Statement/Prospectus and the Supplement, on December 21, 2020, MDC entered into the transaction agreement (the “Transaction Agreement”) by and among MDC, Stagwell Media LP (“Stagwell”), New MDC LLC and Midas Merger Sub 1 LLC (“Merger Sub”), as amended on June 4, 2021 and July 8, 2021, providing for among other things, the combination of MDC with certain subsidiaries of Stagwell (the “Business Combination”).

As further described in the Second Supplement, MDC is making the following supplemental disclosures to the Proxy Statement/Prospectus:

(A) On July 19, 2021, MDC and David Ross agreed that Mr. Ross’ employment with MDC would end on the earliest to occur of (i) the closing of the Business Combination, (ii) the termination of the Transaction Agreement and (iii) August 31, 2021, and, in connection therewith, agreed to amend certain terms of Mr. Ross’ existing employment agreement, 2020 Stock LTIP Awards and 2020 Cash LTIP Awards.

If any shareholders have not already submitted a proxy for use at the MDC Special Meeting, they are urged to do so promptly. No action in connection with this Supplement is required by any shareholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. Any shareholders who have already submitted a proxy for use at the MDC Special Meeting may revoke or change such proxy by 11:00 a.m. Eastern Time on July 22, 2021.

If you have any questions about this Second Supplement, the Supplement, the Proxy Statement/Prospectus or the MDC Special Meeting, or you would like an additional copy of this Second Supplement, the Supplement or the Proxy Statement/Prospectus or you need help submitting your proxy, please contact: MDC’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:

130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com

The information contained herein speaks only as of July 19, 2021 unless the information specifically indicates that another date applies.

SUPPLEMENTAL DISCLOSURES TO PROXY STATEMENT/PROSPECTUS

This Second Supplement supplements, amends and, to the extent inconsistent with, supersedes corresponding information in the Proxy Statement/Prospectus. This Second Supplement should be read in conjunction with the Proxy Statement/Prospectus and the Supplement, which should be read in their entirety. Defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.

Interests of MDC’s Directors and Executive Officers in the Proposed Transactions

The section of the Proxy Statement/Prospectus titled “The Proposed Transactions—Interests of MDC’s Directors and Executive Officers in the Proposed Transactions—Accelerated Vesting of Certain MDC Incentive Awards Upon the Business Combination or a Qualifying Termination following the Business Combination” remains unchanged. However, the paragraph set forth below supersedes and replaces the equivalent paragraphs in the Proxy Statement/Prospectus.

2020 Stock LTIP Awards Issued in 2019. In November 2019, MDC granted restricted shares under the Company’s 2011 and 2016 Stock Incentive Plans to each of Messrs. Penn, Lanuto, Ross and DiMaggio, of which 549,051, 94,123, 190,148, and 31,691 shares, respectively, remain eligible to vest. With respect to Messrs. Penn, Lanuto, and DiMaggio, in the event of a termination of any such executive officer’s employment without “cause” or for “good reason” (each, if applicable, as defined in the applicable grant agreement) within one year following the consummation of the Business Combination these awards will vest and the restrictions with respect thereto will lapse. With respect to Mr. Ross, this award will vest and the restrictions with respect thereto will lapse automatically upon the termination of his employment at the closing of the Business Combination or upon the termination of the Transaction Agreement. These restricted shares are otherwise scheduled to vest on December 31, 2022.

The section of the Proxy Statement/Prospectus titled “The Proposed Transactions—Interests of MDC’s Directors and Executive Officers in the Proposed Transactions— Treatment of Long-Term Cash Incentive Awards” remains unchanged. However, the paragraph set forth below superseded and replaces the equivalent paragraphs in the Proxy Statement/Prospectus.

2020 Cash LTIP Awards Issued in 2019. In November 2019, Messrs. Penn, Lanuto and Ross were each granted cash LTIP awards under the 2014 LTIP Plan in the amount of $1,155,000, $198,000 and $400,000, respectively. In connection with a “change in control” (as defined in the 2014 LTIP Plan) prior to December 31, 2022, each of the awards held by Messrs. Penn, Lanuto and Ross will vest in full, with the amount payable determined by multiplying the cash LTIP award by an EBITDA performance multiplier equal to (x) with respect to Messrs. Penn and Lanuto, the greater of (a) one (1) and (b) the EBITDA performance multiplier calculated in accordance with the terms of the 2020 Cash LTIP Award; provided, however, that if the price per share paid in such “change in control” is equal to or greater than 175% of the average closing trading price of one of the Company’s Class A Common Shares during the twenty (20) days preceding the grant date, then the EBITDA performance multiplier shall be two (2) and (y) with respect to Mr. Ross, two (2). If the “change in control” is not structured as a share acquisition and/or there is no price per share in the “change in control” (as would be the case with the Business Combination, if consummated) then the implied price per share paid in such “change in control” will be determined by the Human Resources & Compensation Committee of the MDC Board (the “MDC Compensation Committee”) in good faith immediately prior to such “change in control”. On October 28, 2020, the MDC Compensation Committee adopted an interpretive standard that the implied price per share paid with respect to the 2020 Cash LTIP Awards in connection with the Business Combination, if consummated, will be the average closing trading price of one of the Company’s Class A Common Shares during the five (5) trading days preceding the Closing Date.

The section of the Proxy Statement/Prospectus titled “The Proposed Transactions—Interests of MDC’s Directors and Executive Officers in the Proposed Transactions—Severance Benefits” remains unchanged. However, the paragraph set forth below superseded and replaces the equivalent paragraphs in the Proxy Statement/Prospectus.

MDC entered into an amended and restated employment agreement with Mr. Ross, dated February 27, 2017 (as the parties mutually agreed to amend on July 19, 2021), pursuant to which Mr. Ross’ employment will be terminated on the earliest to occur of (i) the closing of the Business Combination, (ii) termination of the Transaction Agreement and (iii) August 31, 2021. Upon Mr. Ross’ termination, Mr. Ross will be entitled to an amount in cash equal to (A) one (1) times the sum of (x) Mr. Ross’s then-current annual base salary and (y) the highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination, plus (B) the full amount of his 2020 cash discretionary bonus. In addition, in the event that the Business Combination or another “change in control” (as defined in the employment agreement) occurs within 12 months following Mr. Ross’s termination, Mr. Ross will be entitled to receive an additional amount in cash equal to (A) one (1) times the sum of (x) Mr. Ross’s then-current annual base salary, and (y) the highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination, plus (B) an additional one-time payment of $550,000. Furthermore, upon his termination, Mr. Ross will be allowed to continue participating for one year after termination on the same basis as before he was terminated in all benefit plans and, to the extent permitted under law, all retirement plans, provided, however, that if Mr. Ross becomes entitled to receive coverage and benefits in the same type of plan from another employer, he will no longer be able to participate in these benefit and retirement plans. MDC will be obligated to pay Mr. Ross the economic equivalent of the benefits in these plans if he is unable to participate in the plans. Mr. Ross will also be entitled to a best after-tax cutback in the event that any taxes are assessed on Mr. Ross’ severance payments pursuant to Section 280G of the Internal Revenue Code.

The section of the Proxy Statement/Prospectus titled “The Proposed Transactions—Interests of MDC’s Directors and Executive Officers in the Proposed Transactions—Continued Service as Executive Officers or Directors of the Combined Company” remains unchanged. However, the paragraph set forth below superseded and replaces the equivalent paragraphs in the Proxy Statement/Prospectus.

All of MDC’s current executive officers are expected to continue as employees of the Combined Company, with the exception of Mr. Ross. Mr. Mark Penn is expected to serve as Chief Executive Officer of the Combined Company and Mr. David Ross’s employment will terminate as of the earlier to occur of (i) the consummation of the Business Combination, (ii) the termination of the Transaction Agreement (iii) August 31, 2021. As of the date of this proxy statement/prospectus, none of MDC’s executive officers has entered into any amendments or modifications to his existing employment arrangements with the Company in connection with the Proposed Transactions (other than certain terms agreed with Mr. Ross on July 19, 2021). It is possible that the Combined Company may pursue agreements, arrangements or understandings with the Company’s executive officers, which may include new employment and/or severance agreements and new compensation and/or benefit plans, programs and arrangements (including cash and equity opportunities). Prior to the consummation of the Proposed Transactions, New MDC may initiate negotiations of these agreements, arrangements and understandings with the Company’s executive officers, and may enter into or adopt definitive agreements, arrangements and understandings on a going-forward basis to be effective following the consummation of the Proposed Transactions.

The Section of the Proxy Statement/Prospectus titled “The Proposed Transactions—Golden Parachute Compensation” remains unchanged. However, the table entitled “Compensation Subject to Nonbinding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal is superseded in its entirety and replaced with the following table:

Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal

Name	Cash ($)		Equity ($)		Pension / NQDC ($)	Perquisites / Benefits ($)		Tax Reimbursement ($)	Other		Total ($)

Mark Penn	$2,362,500	(1)	$1,619,944	(4)	—	—		—	$1,155,000	(8)	$5,137,444
Frank Lanuto	$337,500	(2)	$243,590	(5)	—	—		—	$198,000	(8)	$779,090
David Ross	$3,842,500	(3)	$492,103	(6)	—	$23,875	(7)	—	$1,350,000	(9)	$5,708,478

(1)	Represents a cash severance payment equal to the product of 1.5 times the sum of Mr. Penn’s (i) current base salary of $750,000 plus (ii) $825,000 (which represents Mr. Penn’s annual bonus for 2020).

(2)	Represents a “double trigger” cash severance payment equal to nine (9) months of Mr. Lanuto’s base salary at $450,000.

(3)	In the event that the Business Combination does not close and the Transaction Agreement is terminated or if Mr. Ross is terminated without cause (or resigns with good reason) prior to the end of his transition period, he would be entitled to receive one (1) times the sum of Mr. Ross’s then-current annual base salary at $725,000, plus highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination of approximately $797,500, plus the full amount of his 2020 cash discretionary bonus of $797,500. In the event that the Business Combination or another “change of control” transaction occurs within one year following Mr. Ross’ termination date, Mr. Ross would be entitled to an additional payment equal to one (1) times the sum of Mr. Ross’s then-current annual base salary at $725,000, plus highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination of approximately $797,500.

(4)	Represents value of equity acceleration, determined as follows: $199,000 of intrinsic value in respect of “single trigger” accelerated vesting of 500,000 unvested SARs held by Mr. Penn as of the assumed closing date, based on the excess of the assumed $2.588 per share price over the $2.19 SAR exercise price and $1,420,944 of value in respect of “double trigger” accelerated vesting of Mr. Penn’s 549,051 unvested restricted shares.

(5)	Represents value of equity acceleration, determined as follows: $0 in intrinsic value in respect of “single trigger” accelerated vesting of 150,000 unvested SARs with a $2.91 strike price held by Mr. Lanuto, $0 in intrinsic value in respect of “single trigger” accelerated vesting of 150,000 unvested SARs with a $5.00 strike price held by Mr. Lanuto; $243,590 of value in respect of “double trigger” accelerated vesting of Mr. Lanuto’s 94,123 unvested restricted shares.

(6)	Represents value of equity acceleration of Mr. Ross’ 190,148 unvested restricted shares. Mr. Ross would be entitled to the acceleration even if the Business Combination does not occur or he is terminated without cause (or resigns with good reason) prior to the end of his transition period.

(7)	Represents estimated value of Mr. Ross’ severance entitlement to twelve (12) months of continued benefits under his employment agreement. Mr. Ross would be entitled to these benefits even if the Business Combination does not occur or he is terminated without cause (or resigns with good reason) prior to the end of his transition period.

(8)	Amounts shown reflect Cash LTIP Awards with an assumed EBITDA performance multiplier of one (1). The actual EBITDA performance multiplier has not yet been determined.

(9)	Amounts shown reflect Cash LTIP Award with an EBITDA performance multiplier of two (2) and an additional one-time payment of $550,000. Mr. Ross would be entitled to receive his Cash LTIP Award with an EBITDA performance multiplier of two (2) and even if the Business Combination does not occur or he is terminated without cause (or resigns with good reason) prior to the end of his transition period.